

April 1, 2013

<u>Via E-mail</u>
Robert C. Arzbaecher
Chief Executive Officer
Actuant Corporation
N86 W12500 Westbrook Crossing
Menomonee Falls, WI 53051

> **RE: Actuant Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2012**
> **Filed October 26, 2012**
> **Schedule 14A**
> **Filed December 3, 2012**
> **File No. 1-11288**

Dear Mr. Arzbaecher:

We have reviewed your response letter dated March 8, 2013 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We have read your response to comment 3 from our letter dated February 22, 2013 and it remains unclear to us what the specific factors were that caused the fourth quarter impairment charge. Please provide to us an analysis of the factors that occurred in the fourth quarter that contributed to your impairment charge. Refer to Section 501.12.b.4 of the Financial Reporting Codification.

Schedule 14A

General

2. We re-issue comment eight of our letter dated February 22, 2013. You have offered to disclose the actual cash incentive and payout percentages achieved by your CEO for each of the last five years to give an indication of how difficult it may be for executives or how likely it will be for the Company to achieve your undisclosed performance goals. As past performance is not predictive of future performance, this would not appropriately present an indication of the difficulty or likelihood of achieving this year's performance goals. In addition, this provides no information regarding the likelihood of NEOs responsible for business segments achieving their performance goals, as their eligibility for the Annual Cash Incentive is based in part on Segment CMM. Moreover, MBOs are established at an individual business unit level, and therefore information on your CEO annual cash incentive payout percentages would not provide information regarding the likelihood of these individual business units achieving their performance goals. Please advise.

3. Please refer to comment ten of our letter dated February 22, 2013. If you establish further Medium-Term Incentive Plans, or other forms of performance-based compensation plans, disclose the financial targets associated with such plans. If you omit the disclosure in reliance upon Item 402(b) of Regulation S-K, state so, and confirm that you will disclose the degree of difficulty associated with the achievement of the performance based criteria.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. You may contact Leland Benton at (202) 551-3791 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ John Cash, for

Terence O'Brien
Accounting Branch Chief